FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      ×        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No       ×

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated April 20, 2011 regarding outcome of tender offer for shares, etc. of Vantec Corporation by subsidiary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date April 20, 2011	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Notice regarding

Outcome of Tender Offer for Shares, etc. of Vantec Corporation

by Subsidiary

Tokyo, April 20, 2011 — Hitachi, Ltd. (NYSE: HIT / TSE: 6501; “Hitachi”) today announced the outcome of tender offer for shares, etc. of Vantec Corporation (TSE:9382) by Hitachi Transport System Ltd. (TSE: 9086; “the Company”), a subsidiary of Hitachi. The Company announced acquiring shares, etc. of Vantec Corporation through a tender offer (the “Tender Offer”) on March 9, 2011 and commenced the Tender Offer from March 10, 2011. As the Tender Offer was completed on April 19, 2011, the Company hereby announced the outcome of the Tender Offer as attached.

About Hitachi, Ltd.

Hitachi, Ltd., (NYSE: HIT / TSE: 6501), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 360,000 employees worldwide. Fiscal 2009 (ended March 31, 2010) consolidated revenues totaled 8,968 billion yen ($96.4 billion). Hitachi will focus more than ever on the Social Innovation Business, which includes information and telecommunication systems, power systems, environmental, industrial and transportation systems, and social and urban systems, as well as the sophisticated materials and key devices that support them. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com.

# # #

Attached	[Translation]

April 20, 2011

To whom it may concern:

Company name:	Hitachi Transport System, Ltd.
Representative:	Takao Suzuki President and Chief Executive Officer
(Code: 9086, First Section of the Tokyo Stock Exchange)

Contact:	Noriaki Kakino Head of Human Resources & Business Support Office (Tel: +81-3-5634-0307)

Notification regarding

Result of the Tender Offer of Shares, etc. of Vantec Corporation and

Change in Subsidiary

Hitachi Transport System, Ltd. (the “Company” or the “Tender Offeror”) resolved at its board of directors’ meeting held on March 9, 2011, that it will acquire through tender offer (the “Tender Offer”) (a) the common stock of Vantec Corporation (Code: 9382, First Section of the Tokyo Stock Exchange) (the “Target”), and (b) the share options (the “Share Option(s)”) the issuance of which was resolved at the shareholders’ meeting of the former Vantec Corporation (the former Vantec Corporation was subsequently dissolved as a result of an absorption-type merger with Vantec Group Holdings Corporation; hereinafter referred to as the “Former Vantec”) held on June 25, 2004, and the rights and obligations of which were succeeded by Vantec Holdings Corporation (the “Vantec Holdings”) through a share exchange with the Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer undertaken by Vantec Holdings on March 1, 2006, and commenced the Tender Offer from March 10, 2011. The Tender Offeror hereby announces that the Tender Offer was completed on April 19, 2011, as set forth below.

Furthermore, the Company also announces that the Target is to become the Company’s consolidated subsidiary as of April 26, 2011 (commencement date of settlement of the Tender Offer) as a result of the Tender Offer.

Note

I.	Result of the Tender Offer

1.	Outline of the Tender Offer, etc.

(1)	Name and Address of the Tender Offeror

Hitachi Transport System, Ltd.

2-18, Toyo 7-chome, Koto-ku, Tokyo

(2)	Name of the Target

Vantec Corporation

(3)	Type of Shares, etc. for the Tender Offer

(i)	Common stock

(ii)	Share options

The share options the issuance of which was resolved at the shareholders’ meeting of Former Vantec on June 25, 2004 and the rights and obligations of which were succeeded by Vantec Holdings through a share exchange with Former Vantec on March 25, 2005, and then succeeded by the Target through a share transfer of Vantec Holdings on March 1, 2006.

(4)	Number of Shares, etc. to be Purchased

Number of shares to be purchased	Minimum number of shares to be purchased	Maximum number of shares to be purchased
233,144 shares	123,991 shares	- shares

(Note 1)

The number of shares to be purchased shall be 233,144 shares, which is the maximum number of Shares, etc. obtained by the Company in the Tender Offer. This is a number of shares obtained from the sum of (a) and (b), where (a) is the (total) shares issued (247,268 shares) as of December 31, 2010 stated in the 3rd quarterly securities report for the 6th fiscal year filed by the Target on February 10, 2011 (the “Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year”) less the number of treasury shares (14,837 shares) held by the Target as of December 31, 2010 stated in the same quarterly securities report, and (b) is the maximum number of shares of the Target likely to be issued or transferred up to the last day of the Tender Offer Period with the exercise of the Share Option(s) (including shares of the Target issued or transferred by the exercise of the Share Options during the period on and after January 1, 2011 up to today) (713 shares).

(Note 2)

If the total number of the tendered Shares, etc. falls short of the minimum number of shares to be purchased (123,991 shares), the purchase of all of the tendered Shares, etc. shall not be conducted. If the total number of tendered Shares, etc. is equal to or more than the minimum number of shares to be purchased, the purchase of all of the tendered Shares, etc. shall be conducted.

(Note 3)	The Company does not intend to acquire treasury shares held by the Target through the Tender Offer.

(Note 4)

The Share Option(s) may be exercised up to the last day of the Tender Offer Period, and, the shares of the Target which may be issued or transferred through such exercise are subject to the Tender Offer.

(5)	Period for the Tender Offer

(i)	From Thursday, March 10, 2011 to Tuesday, April 19, 2011 (Twenty-eight (28) business days)

(ii)	Possibility of extension based on the Target’s request

In the case of a filing of the report on expression of opinion stating the intention to request the extension of the Tender Offer Period by the Target as provided for under Article 27-10, Paragraph 3 of the Financial Instruments and Exchange Act (Act No. 25 of 1948; as amended) (the “Act”), the Tender Offer Period shall be extended to Thursday, April 21, 2011, thirty (30) business days; however, no such event has occurred.

(6)	Purchase Price of the Tender Offer

(i)	Common stock:	233,500 yen per share

(ii)	Share options:	One (1) yen per option

2.	Result of the Tender Offer

(1)	Completion of the Tender Offer

The Tender Offer was subject to the condition that if the total number of tendered Shares, etc. falls short of the minimum number of shares to be purchased (123,991 shares), the Tender Offeror will not purchase any of the tendered Shares, etc.. However, since the total number of tendered Shares, etc. (209,550 shares) is more than the minimum number of shares to be purchased (123,991 shares), the Tender Offeror will purchase all of the tendered Shares, etc. as set forth in the public notice of commencement of the tender offer and the tender offer notification (including the matters added or amended by the amendment registration statement of tender offer notification submitted subsequently; hereinafter the same).

(2)	Date of Public Notice of the Result of the Tender Offer and the Name of the Newspaper for the Public Notice

The Tender Offeror made a public announcement to media organizations at Tokyo Stock Exchange, Inc. on April 20, 2011, in the manner set forth in Article 9-4 of the Order for Enforcement of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, as amended) and Article 30-2 of the Cabinet Office Ordinance on Disclosure of Takeover Bids of Shares, etc. Conducted by Those Other than the Issuer (Ordinance of the Ministry of Finance No. 38 of 1990, as amended), subject to Article 27-13, Paragraph 1 of the Act.

(3)	Number of Shares, etc. Purchased

Types of Shares, etc.	(i) Number of Tenders Converted into Shares	(ii) Number of Purchases Converted into Shares
Share	209,550 shares	209,550 shares
Share options	—	—
Bonds with share option	—	—
Shares, etc. trust beneficiary certificate ( )	—	—
Shares, etc. depositary receipt ( )	—	—
Total	209,550 shares	209,550 shares
(Total number of latent Shares, etc.)	—	(—)

(4)	Shareholding Ratio of the Shares, etc. after the Tender Offer

Number of voting rights represented by Shares, etc. held by the Tender Offeror before the Tender Offer	—	(Shareholding ratio of the Shares, etc. before the Tender Offer — %)
Number of voting rights represented by Shares, etc. held by the Tender Offeror after the Tender Offer	209,550	(Shareholding ratio of the Shares, etc. after the Tender Offer 89.88%)
Number of voting rights of all shareholders, etc. of the Target	232,301

(Note 1)

“Number of voting rights of all shareholders, etc. of the Target” is the number of voting rights of all shareholders as of December 31, 2010 stated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year.

However, as the Tender Offer includes the Target’s shares likely to be issued or transferred due to the exercise of the Share Option(s) as targets, in the calculation of the “Shareholding ratio of the Shares, etc. after the Tender Offer”, the calculation is made with the denominator being 233,144 shares, which is the number of voting rights with respect to the number of shares (233,144 shares) obtained from the sum of (a) and (b); where (a) is the (total) shares issued (247,268 shares) as of December 31, 2010 stated in the Target’s 3rd Quarterly Securities Report for the 6th Fiscal Year less the number of treasury shares (14,837 shares) held by the Target as of December 31, 2010 stated in the same quarterly securities report, and (b) is the maximum number of shares of the Target shares that may be issued or transferred by the last day of the Tender Offer Period as a result of the exercise of the Share Options (including the Target shares that were issued or transferred as a result of the exercise of the Share Options on and after January 1, 2011 until the date hereof) (713 shares).

(Note 2)	“Shareholding ratio of the Shares, etc. after the Tender Offer” is calculated by rounding off fractions to the second decimal place.

(5)	Calculation if the purchase for the Tender Offer is conducted by the method of proportional distribution

Not Applicable

(6)	Method of Settlement

(i)	Name and location of head office of financial instruments business operator or banks, etc. in charge of settlement of the Tender Offer

Mizuho Securities Co., Ltd.	5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo

(ii)	Commencement date of settlement

Tuesday, April 26, 2011

(iii)	Method of settlement

Notice of any purchase, etc. through the Tender Offer will be sent without delay after the expiration of the Tender Offer Period to the address of the tendering shareholder, etc. (in the case of a Non-Japanese Shareholder, to its standing proxy). The purchase shall be made in cash. Proceeds for Shares, etc. purchased may be paid by remittance by the tender offer agent who accepted the application, to the place designated by the tendering shareholder, etc. (in the case of a Non-Japanese Shareholder, to its standing proxy) without delay on and after the date of commencement of the settlement, under the instruction of the tendering shareholders, etc. (in the case of a Non-Japanese Shareholder, to its standing proxy), or by payment at the head office or the branch office in Japan of the tender offer agent that accepted the application.

3.	Policy, etc. After the Tender Offer and Future Outlook

The policy, etc. after the Tender Offer is the same as those stated in the press release entitled “Notification regarding Commencement of Tender Offer of Shares, etc. of Vantec Corporation” dated March 9, 2011.

4.	Places Where the Copies of Tender Offer Report are Made Available for Public Inspection

Hitachi Transport System, Ltd.	2-18, Toyo 7-chome, Koto-ku, Tokyo
Tokyo Stock Exchange, Inc.	2-1, Nihombashi Kabutocho, Chuo-ku, Tokyo

II. Change in Subsidiary

1.	Reason for the Change

As a result of the Tender Offer, the Target is planned to become the Company’s consolidated subsidiary as of April 26, 2011 (commencement date of settlement of the Tender Offer).

2.	Outline of the Subsidiary Subject to the Change (Vantec Corporation)

(i)	Name	Vantec Corporation

(ii)	Address	13-1, Moriya-cho 3-chome, Kanagawa-Ku, Yokohama, Kanagawa

(iii)	Name and Title of Representative	Toshiharu Yamada, Representative Director, President

(iv)	Business Description	Warehousing and transportation related businesses

(v)	Capital	3,868,397,000 yen (as of March 31, 2011)

(vi)	Date of Incorporation	March 1, 2006

(vii)	Major Shareholders and Shareholding Ratio (as of September 30, 2010)	FBF2000, L. P. (Standing proxy: Mizuho Capital Partners Co., Ltd.)	25.3%
		MH Capital Partners II, L. P. (Standing proxy: Mizuho Capital Partners Co., Ltd.)	14.0%
		Itochu Corporation	4.4%
		Mizuho Bank, Ltd.	4.4%
		The Bank of Yokohama, Ltd.	2.3%
		Shinsuke Okuno	2.1%
		Tokio Marine & Nichido Fire Insurance Co., Ltd.	1.6%
		Sompo Japan Insurance Inc.	1.6%
		State Street Bank and Trust Company (Standing proxy: Tokyo Branch of The Hong Kong and Shanghai Banking Corporation)	1.5%
		Vantec group employee stock ownership plan	1.5%

(viii)	Relationships between the listed company and the Target
	Capital Relationships	There are no capital relationships to be stated between the Company and the Target. Further, there are no particularly notable capital relationships between the relevant people and affiliates of the Company and the relevant people and affiliates of the Target.

	Personal Relationships	There are no personal relationships to be stated between the Company and the Target. Further, there are no particularly notable personal relationships between the relevant people and affiliates of the Company and the relevant people and affiliates of the Target.

	Transactional Relationships	The Company and the Target mutually provide services such as forwarding and are engaged in business transactions.

	Applicability as a Related Party	The Target does not fall under a related party of the Company. Further, no relevant person or affiliate of the Target is a related party of the Company.

(ix)	Vantec Corporation’s Consolidated Management Performance and Consolidated Financial Condition for the Last Three (3) Years

Period for Settlement of Accounts	Fiscal Year Ending March 2008	Fiscal Year Ending March 2009	Fiscal Year Ending March 2010
Consolidated Net Assets	26,376 million yen	22,560 million yen	24,222 million yen
Consolidated Total Assets	74,906 million yen	64,858 million yen	68,456 million yen
Consolidated Net Assets per Share	106,488.51 yen	92,888.77 yen	100,876.46 yen
Consolidated Service Revenue	161,902 million yen	140,263 million yen	113,601 million yen
Consolidated Operating Income	7,006 million yen	2,104 million yen	4,225 million yen
Consolidated Ordinary Income	7,425 million yen	2,436 million yen	4,522 million yen
Consolidated Current Net Income	4,552 million yen	362 million yen	2,488 million yen
Consolidated Current Net Income per Share	19,808.95 yen	1,509.89 yen	10,495.94 yen
Dividend per Share	4,000 yen	4,000 yen	4,000 yen

3.	Number of Shares Acquired, Acquisition Price, and Status of Shares Held Before and After the Change

(1) Number of Shares Held Before the Change	— shares (Number of voting rights: — ) (Shareholding ratio: — %)

(2) Number of Shares Acquired	209,550 shares (Number of voting rights: 209,550) (Ratio to total shares issued: 84.75%) (Acquisition price: 48,929 million yen)

(3) Number of Shares Held After the Change	209,550 shares (Number of voting rights: 209,550) (Shareholding ratio: 84.75%)

(Note 1)

The calculation of the “Shareholding ratio” and the “Ratio to total shares issued” is made with the denominator being the total shares issued as of December 31, 2010, as indicated in the Target’s 3rd quarterly securities report for the 6th fiscal year (247,268 shares).

(Note 2)	The “Shareholding ratio” and the “Ratio to total shares issued” are calculated by rounding off fractions to the second decimal place.

4.	Date of Change (Plan)

Tuesday, April 26, 2011    Commencement date of settlement of the Tender Offer

5.	Future Outlook

The Company is currently investigating the effect of the change in subsidiary that will occur regarding the Company’s consolidated business, and will promptly make an announcement when it becomes certain.

End.